

August 14, 2015

Via E-Mail
Christopher J. Abate
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-13759**

Dear Mr. Abate:

We have reviewed your July 22, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Note 5. Fair Value of Financial Instruments, F-29

1.   We note in your response to comment 2 that the difference in fair value estimates implied by pricing inputs obtained from market securitization activity versus from market whole loan transaction activity was minimal. Please clarify whether fair value estimates for your residential loans held-for-investment are based upon pricing inputs for both the securitization market and the whole loan market and if so, confirm that differences between fair value estimates based upon the two markets are minimal as it relates specifically to residential loans held-for-

investment. Also, explain to us why you adjust the above pricing inputs and the nature of the adjustments.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief